IMPRESO, INC.
655 Southwestern Boulevard
Coppell, Texas 75019

June 15, 2005

United States Securities and Exchange Commission	Via Facsimile
Attention: Jean Yu
450 Fifth Street N.W.
Washington, D.C. 20549

Dear Ms. Yu,

In response to your letter dated June 1, 2005:

Form 10-K for the fiscal year ended August 31, 2004

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies
Revenue Recognition, page 15

1)	We note your response to our prior comment No. 2 and revised disclosure regarding your policies on revenue recognition and allowance for doubtful accounts. You disclose that you assess the likelihood of collecting credit accounts prior to revenue recognition and are reasonably assured that a majority of sales are collectible due to your policies. In this regard please clarify whether this means circumstances exist in which you are not reasonably assured that revenue transactions are collectible prior to revenue recognition and if so, explain the facts and circumstances surrounding such arrangements and how your treatment complies with Staff Accounting Bulletin Topic 13. If circumstances do not exist, revise your disclosures in future filings to clarify this fact. Also, please revise your revenue recognition policies in future filings to clearly disclose how you comply with each of the four revenue recognition criteria outlined in Staff Bulletin Topic 13. Please provide us with your proposed disclosure.

Registrant does not have arrangements which create circumstances under which Registrant is not reasonably assured that revenue transactions are collectible prior to revenue recognition.

In all relevant future filings, Registrant will revise its disclosure in the MD&A and in the notes to the consolidated financial statements to clarify our revenue recognition policy. Below is an example of the proposed MD&A disclosure.

TST records sales of hard copy imaging and bottled water products when products are shipped to customers. Our revenue recognition policy complies with the required four revenue recognition criteria: Our customers’ purchase orders or on line authorizations and our order acknowledgments include the terms of the sale and are binding on the customer, persuasive evidence that a transaction exits; Delivery has occurred, as risk of loss of the product has passed to the customer; The purchase orders, on line authorizations and order acknowledgments make our price to our customer fixed or determinable; Finally, we assess the likelihood of collecting credit accounts prior to revenue recognition and are reasonably assured the sales are collectible due to our credit policies and collection methods. The Company reserves against doubtful accounts based upon historical experience and management’s evaluation of existing economic conditions. Consistent monitoring of the accounts receivable allows us to determine if an account’s collection is becoming compromised. We reinvestigate delinquent customers to see if there may be a slow pay trend or economic condition affecting this customer. Subsequent to reinvestigation, we evaluate our doubtful account reserve and if the information reflects additional exposure, we increase our reserve accordingly. Hotsheet.com, Inc. generates its revenue by click through fee advertising revenues and commissions earned. Click through fees are generated when traffic is sent from the Hotsheet.com website, via a link, to a vendors website. Commissions are generated when the linked traffic makes purchases. The revenue is recognized upon receipt.

Inventories, page 16

2)	We note your response to our prior comment no. 3 and your revised disclosure. You state that your revenue recognition policy meets all the conditions for revenue recognition pursuant to paragraph 6 of SFAS No. 48. We also note that your policy for both hard copy imaging and bottled water products is to record reductions in revenue when products are returned. However, in accordance with the guidance outlined in paragraph 7 of SFAS No. 48 if sales revenue is recognized because the conditions of paragraph 6 of SFAS No. 48 are met , any costs or losses that may be expected in connection with any returns shall be accrued in accordance with SFAS No. 5 Accounting for Contingencies. Sales revenue and costs of sales reported in the income statement shall be reduced to reflect estimated returns. In this regard it appears you do not account for your returns in accordance with GAAP as you recognize the reduction to revenue when the actual product is returned rather than estimating an accrual for the costs or losses that maybe expected in connection with any returns at the time of the sale. Please advise or revise your financial statements to account for product returns in accordance with SFAS Nos. 48 and 5. If the difference is not material to any one period (e.g. on a quarterly or annual basis) presented in your most recent form 10-k, please revise future filings to specifically state this fact and supplementally provide us with your analysis supporting your statement. We may have further comment upon receipt of your response.

The difference is not material to any one period presented in Registrant’s year ended August 31, 2005 Form 10-K. See Exhibit A.

In all relevant future filings, Registrant will revise its disclosure on its product return policy. Below is an example of the proposed disclosure.

Typically, returns are not material, therefore, generally, we record reductions in revenue when products are returned and they are not accrued for with sales reduced to reflect estimated returns. On occasion a customer may request authorization for an extraordinary return of product. Such request is analyzed and if material, accrued for with the estimated return applied as a reduction of sales.

Our return policy is to accept product back for full credit if the product was shipped in error or for product that fails to meet acceptable quality standards. Returns of this nature must comply with the following: return authorization is valid for 30 days only; claims must be submitted to customer service within one week of product being delivered; We will not accept collect shipments on product being returned; and samples of defective product must be sent to the Customer Service Returns Coordinator for evaluation and disposition of product.

We will also accept hard copy imaging product back for credit subject to a restocking charge (20% on Impreso brand; 30% on IBM brand) for product that was, for example, ordered in error by the customer and is in re-saleable condition, returned within 4 months of original purchase and has not been discontinued from the product line. Products with a shorter shelf-life, such as carbonless paper and thermal products must be returned within 3 months of original purchase.

Once a return has been authorized and the product returned to our warehouse or plant, the customer is issued a credit, according to the type of return, against their account. This credit is then booked to the returns and allowances account and a reduction in revenue is taken.

Financial Statements

Commissions and Rebates, page F-10

3) We note your response to our prior comment no. 12 providing the reasons for why you believe the classification of the costs associated advertising allowance as selling, general and administrative expense is appropriate. In accordance with EITF No. 01-9, it is presumed that cash consideration given by a vendor to a customer is a reduction of the selling price of the vendor’s products and services when recognized in the vendor’s income statement and that presumption is overcome and the consideration should be characterized as a costs incurred if, and to the extent that, both of the following conditions are met:

•	Vendor receives, or will receive an identifiable benefit in exchange for the consideration. The benefit must be sufficiently separable from the recipient’s purchase of the vendor’s products; and

•	The fair value of the identified benefit can be reasonably estimated.

In this regard, supplementally provide us with evidence supporting your assertion that you received an identifiable benefit sufficiently separable from the primary transaction. Such evidence may include customer contracts that contain language which stipulates to your customers that they must use the advertising allowance to advertise your products and/or services and maintain documentation of such advertising. Also, supplementally tell us the accounting literature that supports your classification of commissions paid to outside sales representatives as costs of sales versus SG&A expense. In addition, tell us the amounts of such sales commissions for each period presented. We may have further comment upon receipt of your response.

See following examples of customer advertising of Registrant’s products in catalogs, news flyers, and internet sites.

Registrant’s response to prior comment no. 12 was incorrect. Sales commission did not remain in cost of goods sold. The note to the consolidated financial statements in August 31, 2005 Form 10-K, which stated that sales commissions, which are paid to outside, independent sales representatives, were re-classed to selling, general, and administrative expenses, was an accurate statement.

In Registrant’s August 31, 2004 Form 10-K, for the years ended August 31, 2004, 2003 and 2002, Registrant re-classed independent sales commissions from cost of goods sold to selling, general, and administrative expenses in the amount of $375,000, 296,000 and $322,000, respectively.

Consequently, in Registrant’s February 28, 2005 Form 10-Q, Registrant recorded independent sales commissions in costs of goods sold. In the May 31, 2005 Form 10-Q, Registrant will re-class sales commissions to SG&A, and in subsequent filings Registrant will record sales commissions to SG&A.

Consolidated Statements of Operations, page F-5
Note 7. TST’s Equipment Lease Agreements, page F-16

4) We note your response to our prior comment no. 14. Supplementally confirm and disclosure in future filings, that scheduled rent escalations associated with the leases on the two buildings in Fontana, California are recognized on a straight-line basis in accordance with FTB No. 85-3, if true. If you recognize scheduled rent escalations using another systematic and rational allocation basis that is more representative of the time pattern in which the leased property is physically employed, supplemental advise us of your rationale of this accounting treatment and revise future filings, as appropriate. Also, revise future filings to disclose the period covered by initial term of the lease for the Chambersburg, Pennsylvania plant.

Due to the undetermined amount of the rent escalations, and calculating the maximum 1.75% escalation which equated to an immaterial amount, a combined average on both leases of $4,650 per year, after analysis, Registrant concluded the increases, if any, would be immaterial, and therefore Registrant did not account for the leases on a straight line basis.

In all relevant future filings, Registrant will revise its material equipment and real estate operating leases disclosure. Below is an example of the proposed disclosure.

Real Estate and Equipment Lease Agreements:

TST is obligated under operating leases, which expire at various dates through 2017. Rental expenses under these operating leases were $955,966, $461,946 and $263,313 for the years ended August 31, 2004, 2003 and 2002, respectively. These expenses do not include the in-out public warehouse charges, which are assessed on each box or pallet as it is brought into and out of the warehouse. Future annual minimum lease payments as of August 31, 2004, are as follows:

2005	$1,191,222
2006	1,164,858
2007	1,159,646
2008	1,143,980
2009	1,031,344
Thereafter	6,306,681

$11,997,731

In April 2004, the Company sold its two adjacent buildings in Fontana, California to an unrelated party as part of a sales-leaseback transaction. The transaction has been accounted for as a sale, although the gain associated with the sale has been deferred in accordance with sales-leaseback accounting and is being amortized over 60 months, which represents the life of each the lease agreements. Both leases have annual rent escalations based upon a formula utilizing the Consumer Price Index and capped each year at 1.75%, and gives the Company an option to renew under substantially the same terms and conditions for a period of 2,3, or 5 years.

The Company’s other material lease agreement is for the Chambersburg, Pennsylvania plant. The essential provisions of this real estate lease are a term of thirteen years, beginning in March 2004, with an option to renew for an additional seven; and rent escalations at the beginning of years 6, 11, 14, and 16, in defined amounts. This lease has been accounted for on a straight-line basis.

Finally, we acknowledge that we are responsible for the adequacy and accuracy of the disclosure in the filing; that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Tammy Yahiel
Tammy Yahiel
General Counsel

cc:	Marshall Sorokwasz, President
Susan Atkins, CFO
Paul Oetter, Blackman Kallick Bartelstein, LLP

Analysis of Returns and Allowances

	11/30/2003	02/28/2004	05/31/2004	08/31/2004
	1st Qtr.	2nd Qtr.	3rd Qtr	4th Qtr	Total
	2004	2004	2004	2004	2004

Gross Sales	28,770,306	27,263,636	25,965,923	27,741,952	109,741,817

Ret. & Allow.	411,101	343,806	327,150	456,083	1,538,140

% to Total	1.43%	1.26%	1.26%	1.64%	1.40%

	11/30/2002	02/28/2003	05/31/2003	08/31/2003
	1st Qtr.	2nd Qtr.	3rd Qtr	4th Qtr	Total
	2003	2003	2003	2003	2003

Gross Sales	32,775,608	32,499,720	29,608,715	28,508,589	123,392,632

Ret. & Allow.	570,447	600,350	502,498	393,826	2,067,121

% to Total	1.74%	1.85%	1.70%	1.38%	1.68%

	11/30/2001	02/28/2002	05/31/2002	08/31/2002
	1st Qtr.	2nd Qtr.	3rd Qtr	4th Qtr	Total
	2002	2002	2002	2002	2002

Gross Sales	26,279,741	27,010,333	33,821,444	39,757,040	126,868,558

Ret. & Allow.	614,913	448,103	507,798	851,613	2,422,427

% to Total	2.34%	1.66%	1.50%	2.14%	1.91%

3 year average	1.84%	1.59%	1.49%	1.72%	1.66%

Exhibit A